FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of July 2005
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X       Form 40-F
                                   ---                 ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information (Report A and Report B) was filed by CEZ, a. s. in
Czech language with the Prague Stock Exchange as required by its rules and regulations:

Report A:

                                Notice of Intent
  to buy out the participating securities of Severomoravska energetika, a. s.,
   Stredoceska energeticka a.s., Zapadoceska energetika, a.s. and Vychodoceska energetika, a.s., and to file a request for the withdrawal of shares from the official market


CEZ, a. s., with its registered office at Duhova 2/1444, Prague 4, Postal Code 140 53, Identification No. 452 74 649 ("CEZ"), who participates in the registered capital and voting rights of the following companies:

     o Severomoravska energetika, a. s., with its registered office at 28. rijna 3123/152, Ostrava, Moravska Ostrava, Postal Code 709 02, Identification No. 47675691, equivalent to 99.3%;

     o Stredoceska energeticka a.s., with its registered office at Vinohradska 325/8, Praha 2, Postal Code 12021, Identification No. 60193140, equivalent to 97.72%;

     o Vychodoceska energetika, a.s., with its registered office at Sladkovskeho 215, Hradec Kralove, Postal Code 50103, Identification No. 60108720, equivalent to 98.83%;

     o Zapadoceska energetika, a.s., with its registered office at Guldenerova 19, Plzeo, Postal Code 30328, Identification No. 49790463, equivalent to 99.13%

     (hereinafter referred to jointly as the "Companies")

hereby announces, within the meaning of Section 47(1) of Act No. 256/2004 Coll., on Capital Markets, as amended, that:

     (a) on July 1, 2005, it decided to exercise its right to buy out the securities of the Companies within the meaning of Section 183i(1) of Act No. 513/1991 Coll., the Commercial Code, as amended (the "Commercial Code");

     (b) once the resolutions of the Companies' General Meetings regarding the transfer of other participating securities from the Companies to CEZ are announced, then, within the meaning of Section 183n(1) of the Commercial Code, the Companies` participating securities will be withdrawn from the official securities markets.

Report B:


             Following the previous agreement with Severoceske doly,
                   CEZ now also contracts with Mostecka uhelna

Today, the energy corporation, CEZ, entered into a coal supply contract with Mostecka uhelna spolecnost (MUS). The contract provides for alternatives depending on whether and under what terms the regional coal production limits are rationally reassessed. The contract thus may be in force for up to approximately 50 years. Its objective is to safeguard supply for at least one entirely new block of the Pocerady power plant, as well as for its (comprehensively refurbished) existing three blocks.

At the same time, the terms of supply for the existing facilities for the period from 2006 to 2012 have been specified in greater detail.

The agreement with MUS constitutes the second long-term coal supply contract into which CEZ has recently entered.

Already in May of this year, CEZ entered into an amendment to the coal supply contract from 1997 with Severoceske doly. This amendment newly specifies such parameters as the quality of fuel or the life of the contract, which is now until 2052. The amendment does not modify the originally agreed supply quantities, though the delivery of these quantities has been rescheduled so as to cover the entire term of estimated operation of three power plants. These are Tusimice and Prunerov, which underwent a complete overhaul, as well as a entirely new block in Ledvice.

Most existing CEZ power plants date from the end of the sixties and the beginning of the seventies of last century. Ten years ago, they were desulfurized and subjected to modernization measures that extended their expected useful life by 10 - 15 years. In other words, the operation of most of these plants will come to an end after 2010. The redevelopment of specific plants depends on sufficient coal supply for its entire expected useful life. "In the case of wholly new power plants, we require coal for another 40 years from launching operation of the plant. In the case of redevelopment and installation of new technology, we calculate a term of operation of 25 years," explains Jiri Borovec, Head of Production at CEZ. "Given the limited coal resources, the coal-based power plants cannot be redeveloped in the current scope. Whereas now, our coal plants have a capacity in excess of 6,000 MW, the projects that are in the works are designed for a capacity of around 3,000 MW. Over a period of about twenty years, the volume of electricity produced in coal-based power plants will thus gradually decline by about one half," adds Borovec.

For this very reason - for securing the coal supply for its redeveloped and new power plants - CEZ has initiated talks with all coal-mining companies. The deal with Severoceske doly has been settled first due to the fact that a long-term contract between CEZ and Severoceske doly has been in place since 1997. In this case, only an amendment had to be negotiated.

Both the wholly new and the redeveloped plants will be fitted with modern kettle units that feature a higher efficiency than at the existing plants. Owing to this and other measures, the ecological parameters of the new power plants will be markedly improved. They further reduce all types of emissions, even in comparison to the current state of affairs that is already in full compliance with all of the strict European standards.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CEZ, a. s.
                                        ---------------------------
                                               (Registrant)
Date:  July 1, 2005
                                        By:  /s/ Libuse Latalova
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                                               Libuse Latalova
                                        Head of Finance Administration